SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF):° 01.545.826/0001-07

Company Registry (NIRE): 35.300.147.952

Publicly-Held Company

NOTICE TO THE MARKET

GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”) hereby announces that it sextended the maturity of Company's debt totaling four hundred fifty-six million, three hundred sixteen thousand, eight hundred and thirty-two reais and eighty-three centavos (R$456,316,832.83). The Company's debts will now mature in 2020 and 2021. The debt extension, carried out under the condition precedent of a minimum capital increase of two hundred million reais (R$200,000,000.00), complies with one of the conditions of the obligation of Wishbone Management, LP, a Company shareholder, in partnership with Conifer Capital Management, LLC and investment funds managed by its affiliated companies. Said condition refers to subscribing to shares and eventual unsubscribed shares within the context of the capital increase to be submitted to approval by the extraordinary shareholders’ meeting called to convene on second call at 10:00 a.m., on December 20, 2017.

São Paulo, December 19, 2017.

GAFISA S.A.
Carlos Calheiros
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer